SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 8, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated September 8, 2003 announcing the results of STMicroelectronics N.V.'s additional repurchases of its Zero Coupon Senior Convertible Bonds due 2010.

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                                       ST
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATOSTAMPA
                               PRESSEINFORMATION

PR No. 1345H

STMicroelectronics N.V. Announces Results of Additional Repurchases of its Zero Coupon Senior Convertible Bonds due 2010

Geneva, September 8, 2003 - STMicroelectronics N.V. (NYSE: STM) announced that, from September 1 through September 5, 2003, the Company repurchased an additional $585,325,000 of its outstanding Zero Coupon Senior Convertible Bonds due 2010 ("2010 Bonds") for a price of $783.80 per 2010 Bond (after taking into account exchange rate fluctuations between the dollar-denominated base purchase price and the euro-denominated price on Euronext Paris).

The repurchases occurred in both off-market transactions and pursuant to an open purchase order on the French market and outside the United States. The open purchase order on the French market and outside the United States expired pursuant to its terms on Friday, September 5, 2003 at the close of the French trading day.

The repurchased 2010 Bonds will be cancelled in accordance with the terms of the Indenture pursuant to which they were issued.

To date, ST has repurchased $1,582,979,000 of its 2010 Bonds, representing 73.77% of the total amount issued, for a total amount paid of $1,232,559,449.

The repurchases completed in the 2003 third quarter are expected to result in a charge of approximately $21.6 million in the quarter. The Company anticipates that these latest Bond repurchases will reduce interest expense by an additional $6.5 million in 2003. The Bond repurchases completed to date are expected to reduce interest expense by about $20.3 million in 2004.

The Company may proceed with further repurchases of its 2010 Bonds in accordance with applicable laws, regulations and stock exchange requirements.

Statements made in this press release that are not historical facts, including statements regarding our estimates of charges and additional interest expense are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on management's current expectations, views, beliefs and assumptions as of the date of this release. Such statements

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are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Factors which may cause actual results or performance to differ materially from the expectations of the Company or its management include changes in interest rates and accounting treatment of securities. A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003 (the "Form 20-F"), which may be updated from time-to-time. The Company's Risk Factors were most recently updated from the Form 20-F in its report on Form 6-K as filed with the SEC on August 1, 2003.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                         Investor Relations
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

Maria Grazia Prestini                   Benoit de Leusse                Fabrizio Rossini
Director, Corporate Media Relations     Investor Relations Manager      Investor Relations Manager
STMicroelectronics                      STMicroelectronics              STMicroelectronics
Tel: +41.22.929.6945                    Tel: +41.22.929.5812            Tel: +41.22.929.6973

Lorie Lichtlen/Nelly Dimey              Jean-Benoit Roquette
Financial Dynamics                      Financial Dynamics
Paris Tel: +33.1.47.03.68.10            Paris Tel: +33.1.47.03.68.10

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2003                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer